UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 10

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Arthur McMahon III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 357-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)
41-2116509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04% (See Item 5.)

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC
46-3451635

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 843,003,133
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER
843,003,133

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

843,003,133

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.00% (See Item 5.)

14	TYPE OF REPORTING PERSON*

OO

 CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 618,558

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 618,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04% (See Item 5.)

14	TYPE OF REPORTING PERSON*

 PN

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 844,568,842
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 844,568,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,568,842

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.11% (See Item 5.)

14	TYPE OF REPORTING PERSON*

IN

FL Investment Holdings LLC, Thermo Funding II LLC, Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as “Thermo” or the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Unless otherwise noted, references to the Company’s Common Stock refers to the Company’s Voting Common Stock.

This filing amends the Schedule 13D Amendment Number 9 filed January 4, 2019 to amend Items 3 through 5 as follows:

Item 3.	Source and Amount of Funds or Other Considerations.

Since the filing of the Reporting Persons’ Schedule 13D Amendment Number 9 in January 2019, the Reporting Persons acquired securities as set forth in Item 5.  The source of funding for such acquisitions was working capital or personal funds.

Item 4.	Purpose of Transaction.

Since the Company’s initial public offering in November 2006, Thermo has been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe served as the Company’s Chairman from April 2004 to September 2018, has served as the Company’s Executive Chairman since September 2018, and, except from July 2009 to July 2011, served as the Company’s Chief Executive Officer from January 2005 to September 2018.

On December 31, 2019, Thermo exercised warrants to purchase 9,500,000 shares of the Company’s Common Stock at an exercise price of $0.38 per share. These warrants were a portion of the warrants to purchase 59,537,578 shares of the Company’s Common Stock issued to Thermo in connection with the Second Lien Term Loan Facility the Company entered into with Thermo and certain other lenders on November 26, 2019. The Second Lien Loan Term Loan Facility and certain related transactions are described more fully in the Company’s Current Report on Form 8-K filed with the Commission on November 27, 2019.

Thermo also made open market acquisitions of Common Stock during the year ended December 31, 2019. On November 29, 2019, Thermo purchased 2,871,541 shares of Common Stock on the open market at an average price per share of approximately $0.39. On December 2, 2019, Thermo purchased 221,606 shares of Common Stock on the open market at an average price per share of approximately $0.39. On December 3, 2019, Thermo purchased 332,276 shares of Common Stock on the open market at an average price per share of approximately $0.41. On December 6, 2019, Thermo purchased 1,000,000 shares of Common Stock on the open market at an average price per share of approximately $0.45. On December 13, 2019, Thermo purchased 500,000 shares of Common Stock on the open market at an average price per share of approximately $0.39. On December 16, 2019, Thermo purchased 281,000 shares of Common Stock on the open market at an average price per share of approximately $0.39. On December 17, 2019, Thermo purchased 108,048 shares of Common Stock on the open market at an average price per share of approximately $0.41. On December 18, 2019, Thermo purchased 750,000 shares of Common Stock on the open market at an average price per share of approximately $0.43. On December 19, 2019, Thermo purchased 1,500,000 shares of Common Stock on the open market at an average price per share of approximately $0.45. On December 20, 2019, Thermo purchased 570,000 shares of Common Stock on the open market at an average price per share of approximately $0.49. On December 23, 2019, Thermo purchased 9,727 shares of Common Stock on the open market at an average price per share of approximately $0.50.

In addition, on December 27, 2019, 106,383 restricted shares of Common Stock previously awarded to Mr. Monroe for his service as a director became vested.

The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock. The Reporting Persons may acquire additional shares of Common Stock in the future.

As disclosed on the Company’s Current Report on Form 8-K dated November 27, 2019, Thermo agreed to voluntarily convert all of the Company's outstanding obligations under its existing 2009 loan agreement to Common Stock at $0.69 per share in early 2020. Except as set forth in this Item 4, Thermo does not have any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board.

Item 5.	Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment No. 10 are based on the number of shares of Common Stock (1,455,106,646 shares) outstanding on December 31, 2019 plus the shares that may be issued to the Reporting Persons within 60 days upon the exercise of options and warrants.

FL Investment Holdings LLC (FKA Globalstar Holdings, LLC)

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding II LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	The only acquisitions by Thermo Funding II LLC during 2019 are as follows:
November 29, 2019	2,871,541 shares of Common Stock purchased on the open market at an average price per share of approximately $0.39 (see Item 4).
December 2, 2019	221,606 shares of Common Stock purchased on the open market at an average price per share of approximately $0.39 (see Item 4).
December 3, 2019	332,276 shares of Common Stock purchased on the open market at an average price per share of approximately $0.41 (see Item 4).
December 6, 2019	1,000,000 shares of Common Stock purchased on the open market at an average price per share of approximately $0.45 (see Item 4).
December 13, 2019	500,000 shares of Common Stock purchased on the open market at an average price per share of approximately $0.39 (see Item 4).
December 16, 2019	281,000 shares of Common Stock purchased on the open market at an average price per share of approximately $0.39 (see Item 4).
December 17, 2019	108,048 shares of Common Stock purchased on the open market at an average price per share of approximately $0.41 (see Item 4).
December 18, 2019	750,000 shares of Common Stock purchased on the open market at an average price per share of approximately $0.43 (see Item 4).
December 19, 2019	1,500,000 shares of Common Stock purchased on the open market at an average price per share of approximately $0.45 (see Item 4).
December 20, 2019	570,000 shares of Common Stock purchased on the open market at an average price per share of approximately $0.49 (see Item 4).
December 23, 2019	9,727 shares of Common Stock purchased on the open market at an average price per share of approximately $0.50 per share (see Item 4).
December 31, 2019	9,500,000 shares of Common Stock acquired upon the exercise, for cash, of warrants at a price of $0.38 per share (see Item 4).

(d)	None.
(e)	Not Applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	The only acquisition made by Mr. Monroe in 2019 is as follows:
December 27, 2019	106,383 restricted shares of Common Stock previously awarded to Mr. Monroe for his service as a director became vested.

(d)	None.
(e)	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 3, 2020

FL INVESTMENT HOLDINGS LLC

By:	/s/*
James Monroe III, Manager
Dated: January 3, 2020

THERMO FUNDING II LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: January 3, 2020

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: January 3, 2020

/s/*
James Monroe III
Dated: January 3, 2020

* By Arthur McMahon III, Attorney-in-Fact

/s/ Arthur McMahon III
Arthur McMahon III
Dated: January 3, 2020